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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



09040937

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/08___ AND ENDING ___03/31/09___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

SEC
Mail Processing
Section

MAY 1 8 2009

Washington, DC
122

NAME OF BROKER-DEALER:

LEMLEY, YARLING & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 South Washington St., Suite #3
(No. and Street)

Hinsdale   **Illinois**   **60521**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. Lemley, President   **(630) 323-8422**
                                                  (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Lemley, Yarling & Co.

We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. (the "Company") as of March 31, 2009, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lemley, Yarling & Co. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
May 14, 2009

LEMLEY, YARLING & CO.

Statement of Financial Condition

March 31, 2009

Assets

Cash	$	88,360
Receivable from broker-dealer		34,642
	$	123,002

Liabilities and Shareholder's Equity

Liabilities		
Management fees	$	31,177
Income taxes payable		135
		31,312
Shareholder's Equity		
Common stock, no par value; 50,000 shares authorized, 1,000 issued and outstanding		25,000
Retained Earnings		66,690
		91,690
	$	123,002

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Operations

Year ended March 31, 2009

Revenues		
Commissions	$	2,314,054
Dividends and interest		2,180
		2, 316,234
Expenses		
Clearing fees		1,350,195
Management fees		867,473
		2,217,668
Income before income taxes		98,566
Provision for income taxes:		
Federal		19,178
State		7,164
		26,342
Net Income	$	72,224

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Changes in Shareholder's Equity

Year ended March 31, 2009

	Common Stock		Retained Earnings		Total	
Balance, April 1, 2008	$	25,000	$	97,966	$	122,966
Dividends paid		-		(103,500)		(103,500)
Net income		-		72,224		72,224
Balance, March 31, 2009	$	25,000	$	66,690	$	91,690

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended March 31, 2009

Balance, April 1, 2008	$	-
Borrowings / repayments		-
Balance, March 31, 2009	$	-

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Cash Flows

Year ended March 31, 2009

Operating Activities		
Net income	$	72,224
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from broker-dealer		67,922
Income taxes payable		(6,399)
Management fees payable		(61,131)
Net Cash Provided by Operating Activities		72,616
Financing Activities		
Dividends paid		(103,500)
Net Cash Used in Financing Activities		(103,500)
Net Decrease in Cash		(30,884)
Cash, Beginning of Year		119,244
Cash, End of Year	$	88,360

See accompanying notes.

LEMLEY, YARLING & CO.

Notes to Financial Statements

March 31, 2009

---

1. **Organization and Business**

    Lemley, Yarling & Co. (the "Company") is an Illinois corporation that is a wholly owned subsidiary of Lemley, Yarling Management Co. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

2. **Summary of Significant Accounting Policies**

    Revenue Recognition
    Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis.

    Income Taxes
    The Company's taxable income is included in the consolidated federal income tax return filed by the Parent. The companies have agreed to allocate the consolidated federal income tax expense among the subsidiaries using the separate return method. Under this method, the Company's income tax expense would be approximately the same as if it filed a separate federal income tax return.

    Use of Estimates
    The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. **Related Party Transactions**

    The Company pays a management fee to the Parent for the use of facilities and for other operating expenses. The management fee is equal to 90% of net commission revenue less clearing fees. For the year ending March 31, 2009, management fees totaled $867,473. At March 31, 2009, management fees payable to the Parent totaled $31,177.

4. **Receivable from Broker-Dealer**

    The Company has entered into an agreement with Mesirow Financial, Inc. ("Mesirow"), whereby the Company transacts, on a fully disclosed basis, all customer business through Mesirow. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement. The amount receivable from Mesirow represents commissions earned on securities transactions net of related clearing expenses payable to Mesirow. At March 31, 2009 the Company had a receivable from Mesirow totaling $34,642.

5. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At March 31, 2009, the Company had net capital and net capital requirements of $91,690 and $5,000, respectively.

6. **Fair Value Disclosure**

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At March 31, 2009, the Company held no Level 1, Level 2 or Level 3 investments.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER: **LEMLEY, YARLING & CO.**		as of <u>**March 31, 2009**</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition - Item 1800)		$ 91,690	[3480]
2.	Deduct: Ownership equity not allowable for net capital		-	[3490]
3.	Total ownership equity qualified for net capital		$ 91,690	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-	[3520]
	B. Other (deductions) or allowable subordinated liabilities		-	[3525]
5.	Total capital and allowable subordinated liabilities		$ 91,690	[3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Receivables from brokers and dealers)			[3540]
	1. Additional charges for customers' and non-customers' security accounts			[3550]
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]
	B. Aged fail-to-deliver			[3570]
	1. Number of items [3450]			
	C. Aged short security differences- less			
	reserved of [3460]			[3580]
	2. Number of items [3470]			
	D. Secured demand note deficiency			[3590]
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]
	F. Other deductions and/or charges			[3610]
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]
	H. Total deduction and/or charges		$ -	[3620]
7.	Other additions and/or allowable credits (List)		-	[3630]
8.	Net Capital before haircuts on securities positions		$ 91,690	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):			
	A. Contractual securities commitments			[3660]
	B. Subordinated securities borrowings			[3670]
	C. Trading and Investment securities			
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]
	2. U.S. and Canadian government obligations			[3690]
	3. State and municipal government obligations			[3700]
	4. Corporate obligations			[3710]
	5. Stocks and warrants			[3720]
	6. Options			[3730]
	7. Arbitrage			[3732]
	8. Other securities			[3734]
	D. Undue concentration			[3650]
	E. Other (List)		$ -	[3736] / [3740]
10.	Net Capital		$ 91,690	[3750]

OMIT PENNIES

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER:	**LEMLEY, YARLING & CO.**	as of **March 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	2,087	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	[3760]
14.	Excess net capital (line 10 less 13)	$	86,690	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	88,559	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	31,312	[3790]
17.	Add:			
	A. Drafts for immediate credit			[3800]
	B. Market value of securities borrowed for which no equivalent value is paid or credited			[3810]
	C. Other unrecorded amounts (List)	[3820]	-	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-	[3838]
19.	Total aggregate indebtedness	$	31,312	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		34.27%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

LEMLEY, YARLING & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2009

The Company did not handle any customer cash or securities for the year ended March 31, 2009 and does not have any customer accounts.

LEMLEY, YARLING & CO.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2009

The Company did not handle any proprietary accounts of introducing brokers for the year ended March 31, 2009 and does not have any PAIB accounts.

LEMLEY, YARLING & CO.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

March 31, 2009

The Company did not handle any customer cash or securities for the year ended March 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholder of
Lemley, Yarling & Co.

In planning and performing our audit of the financial statements of Lemley, Yarling & Co. (the "Company") as of and for the year ended March 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
May 14, 2009

LEMLEY, YARLING & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

March 31, 2009
CONFIDENTIAL



RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

OATH OR AFFIRMATION

I, **Ralph J. Lemley**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Lemley, Yarling & Co.** as of **March 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me this

_14th_ day of _May_ , 2009

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).